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             SECURITIES UNITED STATES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (Amendment No. ____)*

                           Telemundo Group, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Series A Common Stock, $0.01 Par                  87943M306
               Value
- -----------------------------------   -----------------------------------
(Title of Class of Securities)        (CUSIP Number)

                           Dennis J. Block, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                           New York, N.Y.  10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             January 10, 1995
- --------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [x].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP No. 87943M306                     13D


     1     NAME OF REPORTING PERSON:    Nugget Partners, L.P.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:* WC; OO (See response to item 3)
                                     ---

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

     6     CITIZENSHIP OR PLACE OF      New Jersey
           ORGANIZATION:

                  7   SOLE VOTING POWER:       490,030 shares
    NUMBER OF                                  (See response to Item 5)
     SHARES                                     ---
  BENEFICIALLY    8   SHARED VOTING POWER:     None
    OWNED BY                                   (See response to Item 5)
      EACH                                      ---
    REPORTING     9   SOLE DISPOSITIVE POWER:  490,030 shares
   PERSON WITH                                 (See response to Item 5)
                                                ---
                 10   SHARED DISPOSITIVE       None
                      POWER:                   (See response to Item 5)
                                                ---

    11     AGGREGATE AMOUNT BENEFICIALLY       490,030 shares
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.2%

    14     TYPE OF REPORTING PERSON:*   PN


 *  SEE INSTRUCTIONS BEFORE FILLING OUT!
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     Item 1.  Security and Issuer.
              -------------------

               This statement on Schedule 13D relates to the Series A Common Stock, par value $0.01 per share (the "Series A Stock"), of Telemundo Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 2290 West 8th Avenue, Hialeah, Florida 33010.

     Item 2.  Identity and Background.
              ------------------------

               The person filing this statement on Schedule 13D is Nugget Partners, L.P., a New Jersey limited partnership whose sole general partner is Arthur M. Goldberg ("Nugget").

               Nugget's principal business is acquiring, owning and investing in securities, including shares of the Series A Stock of the Issuer. The principal place of business and principal office of Nugget is located at 2 Executive Drive, Suite 400, Somerset, New Jersey 08873.

               Mr. Goldberg's business address is c/o DiGiorgio Corporation, 2 Executive Drive, Suite 400, Somerset, New Jersey 08873. Mr. Goldberg's present principal occupation or employment involves serving as the Chairman of the Board of Directors, President and Chief Executive Officer of Bally Entertainment Corporation (a holding company of various operating subsidiaries which are involved in the operation of casino resorts and the operation of health and fitness centers with principal offices located at 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631) and a director and executive officer of a number of Bally









































     NYFS04...:\30\20130\0001\2042\SCH2235B.280
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     Entertainment Corporation's direct and indirect wholly owned subsidiaries; Chairman of the Board of Directors and Chief Executive Officer of Bally's Grand, Inc. (the owner and operator of a casino resort and convention center with principal offices located at 3645 Las Vegas Boulevard South, Las Vegas, Nevada 89109); the Chairman of the Board of Directors, President and Chief Executive Officer of DiGiorgio Corporation (a food distributor with principal offices located at 2 Executive Drive, Suite 400, Somerset, New Jersey 08873); and Managing Partner of Arveron Investments L.P. (engaged in the business of securities investing with principal offices located at 2 Executive Drive, Suite 400, Somerset, New Jersey 08873). Mr. Goldberg is a citizen of the United States.

               During the past five years, neither Nugget nor Mr. Goldberg has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

               Nugget's response to Item 5 of this Schedule 13D is incorporated herein by reference.

               Nugget (i) purchased 295,300 shares of Series A Stock on a when-issued basis for a total consideration of $3,072,218.40, including brokerage commissions (of which








































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     10,000 shares of Series A Stock were subsequently sold by Nugget on a when-issued basis for a total consideration of $91,875.00, including brokerage commissions) and (ii) purchased 129,000 shares of Series A Stock in regular-way transactions for a total consideration of $1,052,004.05, including brokerage commissions. Such purchases were made using Nugget's partnership working capital funds and margin borrowings through accounts at Merrill Lynch & Co., Jefferies & Company, Inc. and Wertheim Schroder & Co. In addition, Mr. Goldberg received 75,730 shares of Series A Stock pursuant to the Issuer's Second Amended Chapter 11 Plan of Reorganization (the "Plan"), which was consummated on December 30, 1994 (the "Consummation Date"). Pursuant to the Plan, as of the Consummation Date, among other things, the then outstanding 13-5/8% subordinated debentures of a subsidiary of the Issuer (the "Debentures") were exchanged for cash and shares of Series A Stock. Prior to the Consummation Date, Mr. Goldberg owned $1,365,000 aggregate principal amount of the Debentures which he purchased for a total consideration of $1,381,027.75, including brokerage commissions, using his personal funds. Mr. Goldberg subsequently contributed to Nugget the 75,730 shares of Series A Stock which he received pursuant to the Plan. After giving effect to this contribution, Mr. Goldberg does not directly own any shares of Series A Stock.

     Item 4.  Purpose of Transaction.
              ----------------------

               Nugget has acquired the shares of Series A Stock which it beneficially owns for investment purposes. Nugget reserves the right to purchase additional shares of capital stock of the Issuer, including shares of Series A









































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     Stock, from time to time in the open market, in privately negotiated transactions with third parties or otherwise, subject to and depending upon availability at prices deemed favorable by Nugget. Alternatively, Nugget additionally reserves the right to dispose of the Series A Stock beneficially owned by it in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions prevailing at the time and other factors then deemed relevant.

               Nugget intends to monitor developments at and pertaining to the Issuer and Nugget's representatives, including Mr. Goldberg, may from time to time seek to influence management of the Issuer to implement strategies designed to maximize stockholder value. Mr. Goldberg has had discussions with members of the Issuer's executive management and certain directors in which he indicated an interest in becoming a member of the Issuer's Board of Directors.

               Except as set forth above, neither Nugget nor Mr. Goldberg has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
     Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

               (a)  Items 7 through 11 and 13 of the cover page of this
     Schedule 13D which relate to the beneficial ownership of Series A Stock of the Issuer by Nugget are hereby incorporated by reference in this response.































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               As of February 24, 1995, Nugget directly owned 490,030
     shares of Series A Stock, constituting approximately 11.2% of the outstanding shares of Series A Stock. Such percentage is based upon 4,388,394 shares of Series A Stock outstanding as of the Consummation Date, as described in the Issuer's Current Report on Form 8-K dated December 30, 1994, as filed with the Securities and Exchange Commission.

               As a result of Mr. Goldberg being the sole general partner of Nugget, Mr. Goldberg may be deemed the beneficial owner (as defined in Rule 13d-3 promulgated by the Commission under the Securities Exchange Act of 1934, as amended) of the shares of Series A Stock directly owned by Nugget. Accordingly, Mr. Goldberg may be deemed to be the beneficial owner of 490,030 shares of Series A Stock, constituting approximately 11.2% of the outstanding shares of Series A Stock based upon 4,388,394 shares of Series A Stock outstanding as of December 30, 1994.

               (b) Items 7 through 10 of the cover pages of this Schedule 13D which relate to Nugget's voting and dispositive power with respect to the shares of Series A Stock which it directly beneficially owns are hereby incorporated by reference in this response.










































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               (c)  During the past 60 days, Nugget has effected the
     following transactions in the Series A Stock:



                       Purchase(P)/    No. of           Price            How and
      Date             Sale (S)        Shares           Per Share        When Effected
      ----             -----------     ------           ---------        -------------
      1/10/95            P                7,000           15.6250              (1)
      1/10/95            P                5,000            9.5000              (1)
      1/10/95            P               45,000           15.5625              (1)
      1/10/95            P               20,000           12.9375              (1)
      1/10/95            P                4,300           11.7500              (1)
      1/10/95            P               10,000           12.1250              (1)
      1/10/95            P               15,000            9.8750              (1)
      1/10/95            P              189,000            8.6581              (1)
      1/10/95            S               10,000            9.1875              (2)
      1/12/95            P               10,000            8.5000              (3)
      1/19/95            P               10,000            8.6875              (3)
      1/25/95            P                5,000            8.6250              (3)
      1/26/95            P                5,000            8.6875              (3)
      1/27/95            P                9,000            8.6250              (3)
      1/31/95            P                5,000            8.6250              (3)
      2/13/95            P               10,000            7.3125              (3)
      2/15/95            P               50,000            8.0626              (3)
      2/22/95            P               25,000            7.8625              (3)

      ______________________

      (1) Such purchases were effected on a when-issued basis on The Nasdaq Stock Market and settled on January 10, 1995.

      (2)  Such sale was effected on a when-issued basis on The Nasdaq Stock Market and settled on January 10, 1995.

      (3) Such purchases were effected in regular-way transactions on The Nasdaq Stock Market.


     On the Consummation Date, Mr. Goldberg received cash and 75,730 shares of Series A Stock pursuant to the Plan in exchange for $1,365,000 aggregate principal amount of Debentures owned by Mr. Goldberg. On February 24, 1995, Mr. Goldberg contributed these 75,730 shares of Series A Stock to Nugget.

          Neither Nugget nor Mr. Goldberg has effected any other transaction in the Series A Stock during the past sixty (60) days.

               (d)  Not applicable.












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               (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
               ------------------------------------------------------------

               Except for the information set forth in this Schedule 13D, neither Nugget nor Mr. Goldberg is a party to any contract, arrangement, understanding or relationship with respect to securities of the Issuer.

     Item 7.  Materials to Be Filed as Exhibits
              ---------------------------------

               None.
























































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                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  February 24, 1995


                                   NUGGET PARTNERS, L.P.


                                   By: /s/Arthur M. Goldberg
                                      ----------------------------
                                       Arthur M. Goldberg
                                       General Partner